Exhibit 99.1

Red White & Bloom Brands Q3 2020 Quarterly Report

-Unaudited pro forma revenue, which includes the company's pending Michigan acquisition of PharmaCo and Completed acquisition of Platinum Vape and assumes the acquisitions had occurred on Jan. 1, 2020, would have been approximately CDN$48-million for the current quarter and CDN$128-million for the nine months ended Sept. 30;

-Gross margin before biological adjustments was 69%

-Quarter over quarter revenue growth of over 300%

-Cash position at the end of the quarter was $12 million

Toronto, Ontario, December 1, 2020 – Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”) is pleased to announce that its interim consolidated financial statements and related Management’s Discussion and Analysis for the 3rd quarter ended September 30, 2020 are available on www.sedar.com.  The Company is pleased to provide a summary of the following highlights for Q3:

Select financial results:

-Revenues for the period totaled - $6.09 million CDN; revenues include Platinum Vape results for 17 days in this quarter and exclude any results from PharmaCo

-Gross margin before fair value impacts was 69%

-Q3 2020 Adjusted EBITDA was negative $5.66M and negative $2.89 for the nine months ended September 30.

-Gain on fair value of biological assets recognized during the quarter was $1.8M and  $10.1M for the five months ended September 30.

Operational highlights and recent events

-Closed a $25m bought deal financing during Q3

-Closed on the acquisition of Platinum Vape during Q3

-Entered into agreements to expand Platinum Vape product availability to the state of Arizona

-Began first harvest of Goliath Hemp in Illinois and commenced shipping post end of Q3

-Shareholders approved deferring the conversion date of the Preferred Shares to May 24, 2021

Chairman & CEO Brad Rogers stated, “We are pleased with our pro forma revenue so far this year and results for Q3, which included just a few days of recognizing revenue from our Platinum operations along with operations from our Granville Illinois operations. We are continuing to move forward with our plans to close on our other pending acquisition in Michigan, and have now set our sights on additional THC opportunities elsewhere in the US while fortifying our current operations.”

	Q3 2020	Q3 YTD 2020
Net loss and comprehensive loss	(8,367,015)	(30,576,480)
Add back
Interest expense	2,175,426	6,218,003
Depreciation and amortization	1,911,238	3,233,484
Foreign exchange loss (gain)	-	(4,380,521)
Interest income	(1,024,881)	(3,369,364)
Accretion expense	290,000	(1,150,946)
Loss on revaluation of call option	-	1,420,001
Gain on Disposal	(35,289)	(185,236)
Write off of deposit	-	1,853,059
Revaluation of investment	(118,322)	(209,465)
Income Tax	608,598	608,598
Listing Expense	-	22,832,281
Translation adjustment on consolidation of foreign subsidiaries	(1,104,375)	818,550
	(5,664,620)	(2,888,036)

Adjusted EBITDA

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

Non-IFRS Financial Measures

Operational gross profit, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS. *pro forma revenue is unaudited and assumes the company would be licensed in each jurisdiction where the revenue is derived.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business plan including the completion of the Platinum Vape acquisition, the PharmaCo acquisition and the bought deal financing.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.